United States
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission file number 333-15835

    A.  Full title of the plan: Delta Funding Corp. 401(k) Profit Sharing Plan

    B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Delta Financial Corporation
1000 Woodbury Road, Suite 200
Woodbury, New York 11797

REQUIRED INFORMATION

The Statements of Net Assets Available for Benefits of the Plan as of December 31, 2003 and 2002 and the related Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2003 and 2002 and supplemental schedule for the year ended December 31, 2003, together with the Report of Independent Registered Public Accounting Firm and Consent are attached and filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Committee under the Plan, which administers the Plan, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DELTA FUNDING CORP. 401(K) PROFIT SHARING PLAN
(Name of Plan)

              By: /s/ Marc Miller
                Name: Marc Miller
                Title: Trustee

Date: July 12, 2004

DELTA FUNDING CORPORATION 401(K)
PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of
Delta Funding Corporation 401(K) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Delta Funding Corporation 401 (K) Profit Sharing Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at the end of the year, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

July 2, 2004

DELTA FUNDING CORPORATION 401(K)
PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31,

	2003	2002

Investments at Fair Value:
Mutual funds	$8,520,259	$5,528,762
Insurance contract	862,186	788,555
Common stock	698,398	84,515

Loans receivable – participants	276,230	379,059

Net assets available for benefits	$10,357,073	$6,780,891

See notes to financial statements.

DELTA FUNDING CORPORATION 401(K)
PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31,

	2003	2004

Additions (Subtractions) to Net Assets Attributed to:
Participants’ contributions	$1,553,277	$1,433,541
Employer’s contributions	532,370	336,039
Rollover contributions	1,569	2,559
Investment earnings	96,279	77,796
Interest on loans to participants	16,963	21,171
Net appreciation (depreciation) in fair value of investments:
Mutual funds	1,845,928	(1,960,406)
Common stock	564,158	15,697

Total Additions (Subtractions)	4,610,544	(73,603)

Deductions from Net Assets Attributed to:
Benefits paid to participants	1,029,500	931,868
Administrative expenses	4,862	2,522

Total Deductions	1,034,362	934,390

Net increase in net assets	3,576,182	(1,007,993)

Net Assets Available for Benefits, Beginning of Year	6,780,891	7,788,884

Net Assets Available for Benefits, End of Year	$10,357,073	$6,780,891

See notes to financial statements.

DELTA FUNDING CORPORATION 401(K)
PROFIT SHARING PLAN

Notes to Financial Statements

NOTE 1:           PLAN DESCRIPTION

The following description of the Delta Funding Corporation 401(K) Profit-Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement, as amended, for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full time employees of Delta Funding Corporation and Fidelity Mortgage Corp. (the “Companies”) who have one year of service and are age twenty-one or older.

The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (“ERISA”).

Contributions

The Companies contribute to the plan the amounts deferred by the participants in the Plan. Eligible employees can elect to defer up to 20% of their compensation, as defined by the Plan, limited to the maximum for each year ($12,000 in 2003 and $11,000 in 2002) permitted by the Internal Revenue Code (the “Code”). In addition, the Companies can contribute discretionary amounts; of which $532,370 and $336,039 was contributed in 2003 and 2002, respectively.

Effective January 1, 2002, catch-up contributions are also permitted for participants who have attained age 50 in accordance with Section 414(v) of the Code by an amount up to 40% of their eligible pay up to $2,000 in 2003, and $1,000 in 2002, bringing those participants’ statutory limitation to $14,000 for 2003 and $12,000 for 2002.

Participants’ Accounts

Contributions are invested in a choice of ten mutual funds, a guaranteed interest account and the common stock of Delta Financial Corporation (see Note 8). Contribution selections are designated by the participants. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Companies contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants’ contributed funds arising from salary reductions and the earnings thereon, are fully vested at all times. Vesting in the Companies’ contribution portion, and earnings thereon, is graded based on years of service. A participant is 100% vested after 5 years of service. Forfeitures shall be applied to reduce employer’s contributions. For the years ended December 31, 2003 and 2002 employer contributions were reduced by forfeitures of approximately $0 and $141,000, respectively. For the years ended December 31, 2003 and 2002 unallocated forfeitures were approximately $55,000 and $34,000, respectively.

DELTA FUNDING CORPORATION 401(K)
PROFIT SHARING PLAN

Notes to Financial Statements

NOTE 1:     PLAN DESCRIPTION (continued)

Loans to Participants

Participants may borrow from their 401(k) accounts a minimum of $1,000 up to a maximum of 50% of their vested account balance. Participants are entitled to borrow from their account for a maximum loan term of five years unless the proceeds are used to acquire a principal residence in which case it may exceed five years. The loans are secured by the balance in the participant’s account and the interest rate charged to participants is prime. Principal and interest is paid ratably through after tax payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement, participants may elect to receive an amount equal to the value of the participants’ vested interest in their account in either a lump sum amount or in various annuity options. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump sum distribution.

Operating Expenses

Certain operating expenses of the Plan are absorbed by the Plan Sponsor.

NOTE 2:     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Plan’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and under the accrual basis method of accounting.

Investment earnings are reinvested in the respective funds. Investment earnings include the Plan’s proportionate share of interest, dividends, realized gains and losses on the disposal of investments, and appreciation or depreciation in the fair value of the underlying investments comprising the respective mutual funds. All purchases and sales are recorded on a trade date basis.

The Plan presents in the statements of changes in net asset available for benefits, the net appreciation (depreciation) in fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

DELTA FUNDING CORPORATION 401(K)
PROFIT SHARING PLAN

Notes to Financial Statements

NOTE 3:	INVESTMENTS AT FAIR VALUE

The following table presents the fair values, as determined by quoted market price for the mutual funds and common stock, of the investments except for the Prudential GIAPLUS insurance contract which is presented at contract value:

	2003	2002

Dryden Gov’t Sec. Trust – Money Market Ser D	$364,902	$336,129
Jennison Value Fund A*	519,280	284,663
Dryden Gov’t Sec. Trust – Money Market Ser A	2,781	9,828
Dryden Stock Index Z*	622,063	417,226
Jennison Growth A*	1,563,669	855,785
PIMCO Innovation A*	1,059,231	560,619
Prudential GIAPLUS*	862,186	788,555
Oppenheimer Global A*	1,161,883	944,177
Van Kampen Emerging Growth A*	1,192,546	833,094
Bond Fund of America A*	595,634	572,819
Davis NY Venture A*	1,438,270	714,422
Delta Financial Corp. Stock*	698,398	84,515
Participant Loans	276,230	379,059

	$10,357,073	$6,780,891

*Denotes investments representing 5% or more of net assets available for benefits at December 31, 2003.

NOTE 4:	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has a benefit-responsive investment contract with Prudential Insurance Company of America (“Prudential GIAPLUS”). Prudential Insurance Company of America maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by Prudential Insurance Company. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

DELTA FUNDING CORPORATION 401(K)
PROFIT SHARING PLAN

Notes to Financial Statements

NOTE 5:	INVESTMENT CONTRACT WITH INSURANCE COMPANY (continued)

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 4.58% for the year ended 2003. The crediting interest rate is based on an agreed-upon formula with the issuer.

NOTE 6:	PLAN TERMINATION

Although it has not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 7:	TAX STATUS

The Plan obtained its latest determination letter on October 4, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

NOTE 8:	RELATED PARTY TRANSACTIONS (PARTY-IN-INTEREST)

During 2003, the Plan purchased shares of stock in Delta Financial Corporation, the parent Company of the Plan sponsor, at market prices totaling approximately $89,000. In addition, shares were sold, at market prices totaling approximately $40,000. At December 31, 2003 and 2002 the Plan held Delta Financial Corporation stock at market prices totaling $698,398 and $84,515, respectively.

Certain Plan investments are shares of mutual funds and a guaranteed interest account managed by Prudential Trust Company (“Prudential”). Prudential is the trustee of the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 9:	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

DELTA FUNDING CORPORATION 401(K)
PROFIT SHARING PLAN

Schedule H, Item 4i
Schedule of Assets Held at End of Year

E.I.N. # 11-2609517
Plan # 002

Year Ended December 31, 2003

(a)	Identity of Issue, Borrower, Lessor or Similar Party (b)	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (c)	Cost (d)	Current Value (e)

*	Dryden Gov’t Sec. Trust Money Market-Ser D	Mutual Fund		$364,902
*	Jennison Value Fund A	Mutual Fund		$519,280
*	Dryden Gov’t Sec. Trust Money Market-Ser A	Mutual Fund		$2,781
*	Dryden Stock Index Z	Mutual Fund		$622,063
*	Jennison Growth A	Mutual Fund		$1,563,669
	PIMCO Innovation A	Mutual Fund		$1,059,231
*	Prudential GIAPLUS	Guaranteed Interest Account		$862,186
	Oppenheimer Global A	Mutual Fund		$1,161,883
	Van Kampen Emerging Growth A	Mutual Fund		$1,192,546
	Bond Fund of America A	Mutual Fund		$595,634
	Davis NY Venture A	Mutual Fund		$1,438,270
*	Delta Financial Corp. Stock	Employer Common Shares		$698,398
	Participant Loans	5.0% - 9.5%, Maturing 1/04 – 7/25	$ -0-	$276,230

See Independent Auditors’ Report.